Exhibit 99.3

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS AFFECTING OPERATIONS	5
MINING OPERATIONS	6
RESOURCE AND EXPLORATION UPDATE	14
SUMMARY OF QUARTERLY RESULTS	17
RESULTS OF OPERATIONS	18
OUTLOOK	26
NON-IFRS MEASURES	27
LIQUIDITY AND CAPITAL RESOURCES	32
TRANSACTIONS WITH RELATED PARTIES	34
CRITICAL ACCOUNTING ESTIMATES	34
CHANGES IN ACCOUNTING POLICIES	35
FINANCIAL INSTRUMENTS	36
SECURITIES OUTSTANDING	36
QUALIFIED PERSON	36
INTERNAL CONTROLS OVER FINANCIAL REPORTING	36
DISCLOSURE CONTROLS AND PROCEDURES	37
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	37
CAUTIONARY NOTE TO U.S. INVESTORS	39

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six month periods ended June 30, 2014 and the notes related therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2013, the related annual MD&A, and the most recent Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at August 5, 2014, unless otherwise indicated.  All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per silver payable ounce, EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items, all-in cost per silver payable ounce (“AIC”) and all-in sustaining cost per silver payable ounce (“AISC”).  These are considered non-IFRS measures.  Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: Topia and the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V.  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato Mines, respectively, through service agreements with MMR.

The Guanajuato Mine Complex produces silver and gold and is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City.  The Guanajuato Mine Complex includes the San Ignacio mine which is 22 kilometres by road from the Company’s Cata processing plant in Guanajuato.  The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.  The Guanajuato Mine Complex and Topia Mine each have their own processing facility with capacity to support future expansion.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 100 kilometres by road northwest of Guanajuato.

Additional information on the Company, including its AIF, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or on the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

OVERALL PERFORMANCE – OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)	Q2 2014	Q2 2013	% change	Six months ended June 30, 2014	Six months ended June 30, 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	80,964	67,569	20%	153,595	137,109	12%
Silver equivalent ounces produced1	718,794	680,212	6%	1,386,143	1,287,713	8%
Silver ounce production	420,001	396,730	6%	790,669	766,354	3%
Gold ounce production	3,773	3,994	-6%	7,439	7,138	4%
Silver payable ounces	381,302	406,787	-6%	733,589	746,661	-2%
Cash cost per silver payable ounce (USD)2	$14.85	$18.14	-18%	$14.15	$18.35	-23%
AISC per silver payable ounce(USD)2	$24.73	$32.61	-24%	$24.41	$34.53	-29%
AIC per silver payable ounce (USD)2	$25.12	$34.20	-27%	$26.34	$35.74	-26%
FINANCIAL
Revenue	$14,465	$11,165	30%	$27,345	$23,804	15%
Gross profit (loss) before non-cash items2	$2,427	$(227)	-1,169%	$5,698	$2,879	98%
Gross profit (loss)	$(1,529)	$(3,842)	-60%	$(1,947)	$(3,530)	-45%
Net income (loss)	$(4,492)	$(5,124)	-12%	$(5,094)	$(3,848)	32%
Adjusted EBITDA2	$213	$(3,323)	-106%	$(332)	$(2,803)	-88%
Operating cash flows before changes in NCWC	$(322)	$(3,560)	-91%	$291	$(3,331)	-109%
Cash at end of period	$18,045	$21,329	-15%	$18,045	$21,329	-15%
Working capital at end of period	$34,241	$35,140	-3%	$34,241	$35,140	-3%
Average realized silver price (USD)3	$19.81	$21.58	-8%	$20.01	$25.27	-21%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$(0.03)	$(0.04)	25%	$(0.04)	$(0.03)	33%
Earnings (loss) per share – diluted	$(0.03)	$(0.04)	25%	$(0.04)	$(0.03)	33%

Highlights of second quarter 2014 compared to second quarter 2013 (unless otherwise noted):

•	Throughput totalled 80,964 tonnes (excluding 1,929 tonnes of milling for a third party), a quarterly record and 20% increase;

•	Commercial production commenced at San Ignacio in June and processing at Guanajuato included 12,880 tonnes of ore from the new satellite mine;

•	Metal production of 718,794 silver equivalent ounces (“Ag eq oz”) increased 6% and included 87,705 Ag eq oz from San Ignacio;

___________________________________
1 Silver equivalent ounces are referred to throughout this document. For 2014, Aq eq oz have been established using prices of US $18.50 per oz, US $1,110 per oz (60:1 ratio), US $0.90 per lb, and US $0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Guanajuato and Topia operations.
2 The Company has included the non-IFRS performance measures cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
3 Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

•	Gold production decreased 6% to 3,773 ounces while silver production increased 6% to 420,001 ounces;

•	Cash cost per silver payable ounce (“cash cost”) decreased 18% to US $14.85;

•	Cash cost per silver payable ounce decreased 17% to US $14.29 at Guanajuato and 20% to US $15.76 at Topia;

•	All-in sustaining cost (“AISC”) and All-in cost (“AIC”) per silver payable ounce decreased 24% and 27%, to US $24.73 and US $25.12 respectively;

•	Revenues totalled $14.5 million, an increase of 30% despite significantly lower average metal prices;

•	Net loss was $4.5 million, compared to net loss of $5.1 million;

•	Adjusted EBITDA was $0.2 million compared to negative $3.3 million;

•	Cash and cash equivalents were $18.0 million compared to $21.8 million at December 31, 2013; and;

•	Net working capital decreased to $34.2 million from $38.2 million at December 31, 2013.

SIGNIFICANT EVENTS

On May 13, 2014, the Company announced the appointment of Mr. Jeffrey R. Mason to its Board of Directors.

On May 29, 2014, the Company provided an update to the mineral resource at the Company's Topia Mine.  The updated Measured and Indicated (“M&I”) Mineral Resource Estimate reflects a 46% increase in M&I Ag eq oz, from 5.60 million to 8.19 million, which more than replaces what had been mined since the last Mineral Resource Estimate. See the “Resource and Exploration Update” section for further details and the Technical Report dated May 9, 2014 filed on SEDAR.

On June 26, 2014, the Company reported the death of an employee on June 25th due to a rock fall at its Topia Mine.  The accident occurred in the 1522 underground mine, which is one of 11 independent mines comprising the Company's Topia Mine District.  The 1522 mine was closed immediately, authorities notified and an internal investigation was conducted.  The Company has implemented additional safety procedures recommended to prevent such an accident from recurring at any of its operations.  Eliminating potential safety risks will remain a priority and the Company will continue working to create an environment free of injuries for all of the Company’s employees.

On July 2, 2014, the Company provided an update to the mineral resource at the Company's San Ignacio mine.  The Mineral Resource Estimate totals 1.25 million Ag eq oz of Indicated and 5.65 million Ag eq oz of Inferred material at a cut-off grade of 125 g/t silver equivalent.  See the “Resource and Exploration Update” section for further details.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	80,964	72,631	69,601	76,898	67,569	69,540	67,659	58,307
Custom milling (tonnes)	1,929	2,965	2,188	2,357	2,291	1,615	4,355	1,496
Total tonnes milled	82,893	75,596	71,789	79,255	69,860	71,155	72,014	59,803
Production
Silver (ounces)	420,001	370,668	484,937	459,924	396,730	369,624	453,934	371,857
Gold (ounces)	3,773	3,665	3,881	4,695	3,994	3,144	2,826	3,015
Lead (tonnes)	302	308	286	300	243	286	289	226
Zinc (tonnes)	395	431	402	411	411	449	446	369
Silver equivalent ounces	718,794	667,349	763,881	789,250	680,212	607,501	672,690	592,586
Silver payable ounces	381,302	352,287	508,801	369,672	406,787	339,874	446,077	314,146

Cash cost (USD)	$14.85	$13.40	$8.85	$9.89	$18.14	$18.60	$14.58	$13.16
AISC (USD)	$24.73	$24.06	$15.77	$24.01	$32.42	$36.84	-	-
AIC (USD)	$25.12	$27.66	$17.40	$24.48	$34.20	$37.59	-	-

Processed ore for the second quarter of 2014 was 82,893 tonnes, an increase of 19% compared to the second quarter of 2013, and 10% compared to the first quarter of 2014.  This included 1,929 tonnes processed for third parties at the Company’s Topia facility.  The increase in throughput is mainly due to the start of commercial production at San Ignacio which contributed 12,880 tonnes of ore, including development ore.  This represented an increase from about 8,037 tonnes from San Ignacio development in the first quarter of 2014 and nil tonnes in the second quarter of 2013 as development of San Ignacio commenced late in 2013.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Overall metal production for the second quarter of 2014 was 718,794 Ag eq oz, an increase of 8% from the first quarter of 2014 and an increase of 6% compared to the second quarter in 2013.  Metal production increased primarily due to the increase in throughput for the reasons noted above.  Metal production increased despite lower than planned grades and a decrease in Ag eq oz average grades at Guanajuato compared to the second quarter of 2013.  This was partly due to the recovery of the Guanajuato operations from the disruptions in the first quarter of 2014; however, Guanajuato continued to be affected by grade control issues which also resulted in lower than planned grades.  The Company is working to address this situation.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Cash cost per silver payable ounce (“cash cost”) of US $14.85 for the second quarter of 2014 decreased from US $18.14 in the second quarter of 2013, as declines in cash cost were realized at both Guanajuato and Topia.  The improvement in cash cost is attributable to higher by-product credits from increased gold sales at Guanajuato and a decrease in smelting and refining charges. By-product credits are based on sales during the period (rather than production) and, as such, the amount of the credit may not directly correlate to the production reported for the period.

Despite the decline in cash cost compared to the second quarter of 2013, cash cost was higher than planned and higher than the Company’s guidance for 2014 due mainly to the lower than planned grades at Guanajuato as discussed above.

Cash cost for the second quarter of 2014 increased compared to US $13.40 in the first quarter of 2014 as a result of an increase in cash cost at Guanajuato which was due primarily to a decline in by-product credits attributable to reduced gold sales as a result of lower gold grades.

All-in sustaining cost per silver payable ounce (“AISC”) for the second quarter of 2014 decreased to US $24.73 from US $32.61 in the second quarter of 2013.  The reduction is the result of the decrease in cash cost, sustaining capital expenditures, and a significant reduction in exploration and evaluation costs, compared with the second quarter of 2013.

AISC increased from US $24.06 in the first quarter of 2014 primarily as a result of the increase in cash cost as noted above.

All-in cost per silver payable ounce (“AIC”) for the second quarter of 2014 decreased to US $25.12 from US $34.20 in the second quarter of 2013, as a result of the same factors which reduced AISC.

AIC decreased from US $27.66 per silver payable ounce in the first quarter of 2014 primarily due to an increase in silver payable ounces and a significant reduction in exploration and evaluation costs as compared with the first quarter of 2014.

Guanajuato Mine Complex

Guanajuato tonnes processed in the second quarter of 2014 increased 20% over the second quarter of 2013, and increased 15% over the first quarter of 2014.  Guanajuato production included 12,880 tonnes of ore from San Ignacio, which commenced commercial production in June.  The factors for the increases are as noted in the previous section.

Guanajuato Mine Complex production and cash cost data (including San Ignacio)

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	63,646	55,280	55,547	60,536	52,917	52,545	50,550	43,714
Production
Silver (ounces)	251,687	199,059	330,949	289,671	236,454	222,906	298,750	239,992
Gold (ounces)	3,648	3,498	3,750	4,531	3,841	2,942	2,656	2,866
Silver equivalent ounces	470,589	408,942	555,933	561,544	466,925	399,417	458,092	411,958
Silver payable ounces	235,409	202,420	352,238	212,317	259,770	201,770	316,275	185,045
Average ore grade
Silver (g/t)	139	128	202	166	159	148	206	188
Gold (g/t)	1.99	2.19	2.26	2.54	2.47	1.93	1.80	2.22
Metal recoveries
Silver	88.4%	87.3%	91.7%	89.4%	87.2%	89.2%	89.2%	90.9%
Gold	89.4%	90.1%	92.9%	91.8%	91.5%	90.3%	90.9%	91.9%
Concentrate grades
Silver (g/t)	9,206	9,081	11,216	9,028	10,257	10,284	9,912	10,845
Gold (g/t)	133	160	127	141	167	136	88	130
Cash cost per silver payable ounce (USD)	$14.29	$12.06	$5.34	$3.92	$17.26	$17.29	$10.66	$6.84
AISC (USD)	$25.73	$25.29	$13.09	$23.89	$35.20	$41.61	-	-
AIC (USD)	$26.36	$31.55	$15.45	$24.70	$37.68	$42.87	-	-

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Metal production of 470,589 Ag eq oz for the second quarter of 2014 remained relatively unchanged from the second quarter of 2013.  Metal production from the development and start of commercial production at San Ignacio totaled 87,705 Ag eq oz in the second quarter.  This partially offset declines in mined and processed ore from the main Guanajuato zone as a result of the lower metal grades in the second quarter of 2014 due to the factors noted in the previous section.  As also noted earlier, the Company is working to improve grade control and thereby improve grades.  Improvement was seen in June with realized Ag grades of 196 g/t.
Metal production increased 15% over first quarter of 2014.  This was due to the ramping up of production at San Ignacio coupled with steadily improving grades and increased mining at Guanajuato’s Cata zone.  The Cata zone achieved synchronized exploitation of the hanging wall veins, contact vein, and the main Veta Madre vein from the upper 390 metre level to the deep 540 metre level.

Metal production at Guanajuato in the second quarter of 2014 showed a decline in tonnage from the gold-rich Santa Margarita zone.  Santa Margarita gold-grades were also below expectations due to the premature termination of the gold bearing 275 metre level stockwork stope.

Average ore grades for the second quarter of 2014 were 139 g/t Ag and 1.99 g/t Au compared to 159 g/t Ag and 2.47 g/t Au for the second quarter of 2013.  The decrease in the gold grade was due to an increase in production from the Cata zone which has lower gold grades, and a reduction of production from the Santa Margarita zone which features higher gold grades.  The reduction in overall silver grades result from lower silver grades from San Ignacio associated with development.  Grades at San Ignacio are expected to improve over the remainder of the year as development transitioned to commercial production in June.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Compared to the first quarter of 2014, average silver grades increased from 128 g/t and average gold grades decreased from 2.19 g/t Au.  The decrease in gold grades is for the reasons noted above.  Silver grades increased during the second quarter of 2014 following a period of lower grades since the beginning of the year.

Metal production for the quarter recorded no significant changes over the second quarter of 2013 but increased 15% over the first quarter of 2014, due to the increased silver grades and production from San Ignacio discussed above.

Cash cost for the second quarter of 2014 declined to US $14.29 from US $17.26 in the second quarter of 2013.  The decrease was primarily due to higher by-product credits from increased gold sales, and decreases in smelting and refining charges per silver payable ounce.  By-product credits are based on sales during the period (rather than production) and, as such, the amount of the credit may not directly correlate to the production reported for the period.

Cash cost increased from US $12.06 in the first quarter of 2014 due primarily to a decline in by-product credits attributable to reduced gold sales as a result of lower gold grades.

All-in sustaining cost per silver payable ounce (“AISC”) for the second quarter of 2014 decreased to US $25.73 from US $35.20 in the second quarter of 2013 as a result of the decrease in cash cost discussed above and decreases in sustaining capital expenditures.

AISC increased slightly compared to US $25.29 in the first quarter of 2014 primarily due to the increase in cash cost.

All-in cost per silver payable ounce (“AIC”) for the second quarter of 2014 decreased to US $26.36 from US $37.68 in the second quarter of 2013 primarily as a result of the decreases noted in AISC.

AIC decreased from US $31.55 in the first quarter of 2014 as San Ignacio transitioned from development stage into production stage during the second quarter of 2014 which resulted in a decrease in non-sustaining development expenditures and increased production.

Guanajuato Development

A total of 2,403 metres of underground development was completed during the second quarter of 2014.  Mine development for the quarter was focused on Guanajuatito and Santa Margarita zones. Guanajuatito’s access ramp reached the 285 metre level and the ore was successfully intersected.  The 435-151 access ramp at Santa Margarita was extended to deeper levels in conjunction with the construction of infrastructure for water pumping systems.

Operational development for the quarter was concentrated on the Cata and Guanajuatito zones.  Operational development increased significantly at the Cata zone in order to meet the production targets for the quarter and improve overall grades.

The rehabilitation work on the Cata shaft which commenced in the fourth quarter of 2013 is progressing as planned, without affecting ore hoisting operations.

San Ignacio Mine

As noted, San Ignacio commenced commercial production in June and contributed 12,880 tonnes of mill feed in the second quarter.  San Ignacio mill feed increased 60% compared to the first quarter of 2014 during which only development ore was processed.  Metal production from San Ignacio was 87,705 Ag eq oz, which included 35,294 Ag oz and 873 Au oz, at ore grades of 104 g/t Ag and 2.55 g/t Au.  The gradual increase of pre-production mill feed followed by the commencement of stope production contributed to the Company’s overall production.  The mine is currently operating at a run rate of approximately 200 tonnes per day and is expected to gradually increase to 250 tonnes per day in the fourth quarter of 2014 as new stopes are brought into production.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Early in the second quarter, pre-production operations at San Ignacio focused primarily on the 2300 metre level (above mean sea level), developing access drifts and preparing stopes on the Intermediate vein and, to a lesser degree, on the Melladito vein.  Exploration cross-cuts revealed well mineralized vein material above the resource blocks that was subsequently mined.  Stoping commenced later in the quarter on the 2300, 2320 and 2317 metre levels.  The mine ventilation system was upgraded with a ventilation raise connecting the 2317 metre level to the surface.

The ramp has reached the 2280 metre level where the Company has developed a new production level and stopes on both the Intermediate and Melladito veins.  The access ramp is anticipated to reach the 2250 metre level by the end of the third quarter.

Ancillary surface infrastructure at San Ignacio was further improved by the completion of the mechanical services workshop.  This is expected to reduce equipment maintenance times and increase mechanical availabilities.  The mine portal patio was expanded to facilitate the transition of personnel and equipment in and out of the mine and an additional air compressor was installed to support the existing line.

The decision to commence development of San Ignacio was based on internal economic assessments and is not supported by a formal pre-feasibility study and hence there is a heightened risk with the project.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Topia Mine

Mill throughput for Topia in the second quarter of 2014 was 19,248 tonnes which included 1,929 tonnes milled for third parties.  Milling for third parties decreased over the second quarter of 2013 and the first quarter of 2014.  Excluding custom milling activities, Topia’s processing increased 18% over the second quarter of 2013, and remained relatively consistent with the first quarter of 2014.

Topia Mine production and cash cost data

	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Tonnes milled	17,319	17,351	14,054	16,362	14,652	16,995	17,109	14,593
Custom milling (tonnes)	1,929	2,965	2,188	2,357	2,291	1,615	4,355	1,496
Total tonnes milled	19,248	20,316	16,242	18,719	16,943	18,610	21,464	16,089
Production
Silver (ounces)	168,314	171,609	153,988	170,254	160,276	146,718	155,185	131,865
Gold (ounces)	125	168	131	164	154	202	171	149
Lead (tonnes)	302	308	286	300	243	286	289	226
Zinc (tonnes)	395	431	402	411	411	449	446	369
Silver equivalent ounces	248,205	258,407	207,948	227,706	213,287	208,084	214,598	180,627
Silver payable ounces	145,893	149,868	156,563	157,355	147,017	138,104	129,802	129,101
Average ore grade
Silver (g/t)	336	344	376	358	376	300	319	316
Gold (g/t)	0.40	0.56	0.49	0.55	0.57	0.65	0.57	0.55
Lead (%)	1.84	1.90	2.17	1.96	1.79	1.81	1.86	1.69
Zinc (%)	2.49	2.70	3.07	2.73	3.05	2.94	2.87	2.78
Metal recoveries
Silver	89.8%	89.4%	90.6%	90.4%	90.6%	89.4%	88.4	89.0%
Gold	56.1%	53.8%	58.6%	56.4%	57.0%	56.6%	54.1	57.8%
Lead	94.7%	93.4%	93.8%	93.5%	92.5%	93.2%	91.0	91.4%
Zinc	91.6%	91.9%	93.2%	91.8%	91.9%	89.7%	90.7	90.9%
Concentrate grades
Lead
Silver (g/t)	9,083	8,730	8,031	9,337	8,936	7,431	7,493	8,997
Gold (g/t)	5.77	7.39	5.98	7.61	8.93	9.15	7.19	8.60
Lead (%)	55.05	52.94	50.20	55.08	52.24	49.64	48.69	52.82
Zinc (%)	9.46	9.77	11.60	8.97	9.64	10.21	11.48	10.33
Zinc
Silver (g/t)	601	558	519	516	517	582	779	692
Gold (g/t)	1.24	1.42	1.16	1.56	1.45	1.58	1.65	1.74
Lead (%)	1.26	1.28	1.21	1.32	0.89	1.54	1.77	1.75
Zinc (%)	52.99	51.26	52.11	52.39	50.45	50.05	50.66	50.02
Cash cost per silver payable ounce (USD)	$15.76	$15.19	$16.76	$17.95	$19.67	$20.52	$24.15	$22.23
AISC (USD)	$23.13	$22.40	$21.78	$24.18	$28.03	$29.87	-	-
AIC (USD)	$23.13	$22.40	$21.78	$24.18	$28.03	$29.87	-	-

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

In the second quarter of 2014, metal production increased 16% to 248,205 silver equivalent ounces compared to the second quarter of 2013 and decreased 4% from the first quarter of 2014.  The improvement in metal production compared with the second quarter of 2013 is primarily due to the increased processing noted above which more than offset the declines in silver grades and gold grades.  The decrease in metal production compared to the first quarter of 2014 was due to a reduction in ore grades.

Ore processed at Topia came primarily from the Argentina, Durangueno and 15-22 mines, which accounted for approximately 50% of throughput.  The lower ore grades for the second quarter can be attributed to higher dilution and mining from mines under development.  The reduction of dilution is an ongoing priority in order to increase ore grades at Topia.  Furthermore, each mine is continually assessed as to its individual economic viability and, at the end of June, the Oliva mine was shut down.  Men and equipment have been redeployed elsewhere so as to have no impact on overall production.

Metal recoveries were down slightly when compared to the same quarter in 2013, at 89.8% for silver, 56.1% for gold, 94.7% for lead and 91.6% for zinc due to lower grades in the second quarter of 2014.  However, these recoveries were an improvement over the first quarter of 2014 due to process optimization measures implemented earlier this year on the crushing and flotation circuits of the plant.

Cash cost per silver payable ounce for Topia decreased to US $15.76 in the second quarter of 2014 from US $19.67 in the second quarter of 2013 due to higher by-product credits, and lower smelting and refining charges.

An increase in cash cost per silver payable ounce from US $15.19 in the first quarter of 2014 to $15.76 in the second quarter of 2014 was due to the lower silver payable ounces as a direct result of lower grades realized during the period.

All-in sustaining cost (“AISC”) for the second quarter of 2014 decreased to US $23.13 per silver payable ounce from US $28.03 in the second quarter of 2013 due mainly to the decrease in cash cost.

AISC increased slightly compared to US $22.40 in the first quarter of 2014 primarily due to the higher cash cost as described above.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

All-in cost (“AIC”) for the second quarter of 2014 decreased to US $23.13 per silver payable ounce from US $28.03 in the second quarter of 2013 and was comparable to the US $22.40 realized in the first quarter of 2014.

The change in AIC from the first quarter of 2013 is reflective of the change in AISC.

Topia Development

In the second quarter of 2014, underground development at Topia totalled 2,708 metres an increase of 20% and 36% compared to the same period in 2013 and the first quarter of 2014, respectively.  The increase was the result of new development programs focused on extending access ramps and drifts to new mineralized zone.  Development was principally focused on the Hormiguera mine, and to a lesser extent at the Argentina, San Gregorio, and La Prieta mines.

As anticipated, exploration development at the Durangueno and San Gregorio mines intersected the Rosario vein and development was carried out to prepare sublevels, raises and stopes for production.

RESOURCE AND EXPLORATION UPDATE

Topia Mine

On May 29, 2014, the Company provided an update to the mineral resource for Topia.  The new Measured and Indicated (“M&I”) Mineral Resource Estimate totals 198,000 tonnes at 844g/t silver, 1.71g/t gold, 6.16% lead and 4.82% zinc containing 8,190,000 silver equivalent ounces.  In addition, the Inferred Mineral Resource Estimate totals 209,500 tonnes of 863 g/t silver, 1.68 g/t gold, 5.37% lead and 4.54% zinc containing 8,560,000 silver equivalent ounces.  (See “Technical Report on the Topia Mine Mineral Resource Estimation, Durango, Mexico” dated May 9, 2014 filed on SEDAR).

The updated Mineral Resource estimate for the Topia Mine is valid as of November 30, 2013.  Reporting delays were caused by scheduling issues and challenges relating to the complexity of the multiple vein zones at Topia.

Topia Measured, Indicated and Inferred Mineral Resources – November 30, 2013
	Tonnage (Kt)	Ag (g/t)	Au (g/t)	Pb%	Zn%	Ag eq Mozs
Measured	71.0	911	1.70	6.91	5.42	3.19
Indicated	127.0	807	1.72	5.75	4.48	5.00
Measured & Indicated	198.0	844	1.71	6.16	4.82	8.19
Inferred	209.5	863	1.68	5.37	4.54	8.56

Notes:
1.   CIM Definitions were followed for Mineral Resources.
2.   Mineral Resources are reported at a cut-off grade of Net Smelter Return (NSR) of US $180/t.
3.   Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.   A minimum mining width of 0.30 metres was used.
5.   Mineral Resources are estimated using metal prices of: US $1,260/oz Au, US $21.00/oz Ag, US $0.95/lb Pb, and US $0.95/lb Zn.
6.   Totals may not agree due to rounding.

The M&I portion of the November 2013 Mineral Resource Estimate reflects a 46% increase in silver equivalent ounces due to the successful conversion of Inferred resources to M&I resources through in-vein development, improved smelter contract terms, the conversion of the Mineral Estimate from a 2D (previous estimates) to 3D system, and refinement of individual vein reconciliation and associated dilution.  The Inferred portion of the Resource Estimate decreased by 10% mainly due to the conversion of Inferred resources to M&I resources through underground development and sampling, and to a reduction in step-out drilling due to budgetary constraints in 2013.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

The November 2013 Mineral Resource Estimate provides an update for the following 31 veins from nine mining areas: Argentina (west, central, and east portions in the Argentina mine), Santa Cruz, Don Benito (north, south, intermediate, north splay, west, and west splay veins in the 1522 mine), Recompensa, Intermediate and Oliva (Recompensa mine), Cantarranas (Hormiguera mine), San Jorge and San Miguel (San Miguel mine), San Gregorio (San Gregorio, and Durangueno mines), El Rosario (El Rosario mine), Oxidada, Oxi, Higueras, and San Pablo veins (Durangueno mine), and the La Prieta 1 to 5 veins (La Prieta mine).

The Resource Estimate was based on a minimum Net Smelter Return ("NSR") value of US $180/tonne (corresponding to 2013 mining, processing, and general and administrative costs).  The November 2013 Mineral Resource Estimates assumes: 1) actual concentrate transport, and smelter treatment and refining charges in effect for 2014; 2) metal prices in effect for the fourth quarter of 2013; 3) typical plant recoveries for 2013; and 4) a minimum true width of 0.3 metres.  Capping was individually applied to each of the veins making up the summary above.

While most of the current resource base came from Great Panther's diamond drilling and underground development, the resource estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles' sampling, on levels that are planned for access in 2014 and later, and are still intact.  The majority of Great Panther's mining to date has come from new mine development on veins reported in these estimates.  There is minor production from other veins that is not included in this update but may be estimated in future resource updates.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling, and some underground drilling along the vein defines the M&I mineral resource.  Accordingly, surface drilling is used to determine Inferred resources.

Areas of interest for the 2014 Topia Mine underground drill program include the various veins located at the Recompensa, Argentina, El Rosario, Durangueno, and 1522 mines.

Guanajuato Mine Complex

The latest resource estimate for Guanajuato was effective July 31, 2013 (refer to the Technical Report entitled Guanajuato Mine Complex Mineral Resource Estimation, Guanajuato, Mexico, dated November 26, 2013 filed on SEDAR on December 19, 2013).

Exploration development for the second quarter revealed excellent grades along the Veta Madre vein at the 540 metre level of Cata mine.  In addition, further developments were conducted to explore and define the continuity of the Alto 4 and Alto 2 veins respectively at the 465 metre and 490 metre levels.  Exploration development at Santa Margarita was focused at the 480 and 520 metre levels in order to access the upper and lower part of San Cayetano.  Two drilling bays are under construction at the 480 metre level to explore the ore vein continuity to depth from this elevation.

For the remainder of 2014, drilling will focus on Cata, Santa Margarita to Los Pozos, Valenciana (above 390 level), and Guanajuatito (below 245 level main lens).  Smaller programs will also be completed at San Cayetano and Promontorio.  The focus of exploration drilling will be on upgrading mineral resource estimates before the end of the year.

San Ignacio Mine

On July 2, 2014, the Company provided an update to the mineral resource for San Ignacio.  The Resource Estimate totals 1.245 million silver equivalent ounces of Indicated Mineral Resources and 5.645 million silver equivalent ounces of Inferred Mineral Resources at a cut-off grade of 125 g/t silver equivalent.  The Indicated Mineral Resource is a new addition, comprising 103,000 tonnes at 165 g/t silver and 3.54 g/t gold and incorporates detailed infill drilling completed in the fourth quarter of 2013, and data from mine development along the Intermediate vein.  The Inferred Mineral Resource totals 737,000 tonnes at 115 g/t silver and 2.04 g/t gold.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

The updated Mineral Resource estimate for the San Ignacio Mine is valid as of April 6, 2014.

San Ignacio Mineral Resource Estimate, effective date April 6, 2014
	Tonnage (Kt)	Ag (g/t)	Ag Moz	Au (g/t)	Au Moz	Ag eq Mozs
Indicated
INT Vein	103,000	165	0.543	3.54	12,000	1.245
Inferred
DIOS1 Vein	178,000	103	0.591	1.99	11,000	1.287
DIOS2 Vein	147,000	141	0.663	2.38	11,000	1.346
INT Vein	241,000	135	1.042	2.12	16,000	2.026
MELL Vein	171,000	77	0.425	1.68	9,000	0.987
Total Inferred	737,000	115	2.721	2.04	48,000	5.645

Notes:
1.	Base case cut-off grade of 125 g/t silver equivalent
2.	Silver equivalent calculated using a 60 to 1 ratio of silver to gold value
3.	Rock Density for all veins is 2.63t/m3
4.	Totals may not agree due to rounding
5.	Grades in metric units
6.	Contained silver and gold in troy ounces
7.	Vein names abbreviated as follows: INT = Intermediate vein; DIOS1 = Nombre de Dios1 vein; DIOS2 = Nombre de Dios2 vein; and MELL = Melladito vein

Recent drilling enabled the upgrading of a portion of the Inferred Mineral Resource from the Intermediate vein to the Indicated Mineral Resource category.  The upgrade resulted in an 18% decrease in Inferred Resources when compared to the 2012 estimate.  Inferred Mineral Resources are unchanged for the Melladito and Nombre de Dios 1 and 2 veins.

A phase VI surface drill program of 3,500 metres for the San Ignacio mine is planned for the third quarter of 2014, pending permitting.  This program includes in-fill drilling deeper in the system, detailed drilling for 250 metres south along the Intermediate vein in an area of limited exploitation dating back to the 19th century, additional drilling on the Melladito and Nombre de Dios 1 and 2 veins in areas adjacent to the ramp development, and property-wide targeting.  The mineral resource on all four veins will be updated upon completion of the surface drill program.

El Horcon Project

An initial internal resource estimate was effective August 31, 2013 (refer to the Technical Report on the El Horcon Project Resource Estimation, Comanja, Jalisco, Mexico, dated September 26, 2013 filed on SEDAR on October 30, 2013).  While insufficient to make a production decision, the Company was encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.  Baseline studies for an expanded exploration and development permit are underway.

For 2014, plans for El Horcon are limited to applying for the necessary government permits to allow further exploration and development.  The Company anticipates filing by the end of the third quarter 2014 and it is expected that approval could take an additional six months.

In late May, the Company came to agreement with the four surface title owners covering the area of drilling and potential development and rental agreements were signed.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

Santa Rosa Project

A reassessment of the property and regional geology, involving geological mapping and sampling, commenced in April 2014 and is ongoing.  This will allow a better understanding of the structural controls on mineralization before planning another drill program.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Revenue	$14,465	$12,880	$15,837	$14,313	$11,165	$12,639	$17,789	$15,286
Cost of sales before non-cash items1	12,038	9,609	10,118	8,780	11,392	9,532	11,117	7,566
Gross profit (loss) before non-cash items1	2,427	3,271	5,719	5,533	(227)	3,107	6,672	7,720
Gross profit (loss)2	(1,529)	(418)	1,523	2,645	(3,842)	313	3,318	5,791
Net income (loss) for the period	(4,492)	(602)	(7,359)	(1,523)	(5,124)	1,276	(1,285)	1,758
Basic earnings (loss) per share	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01
Diluted earnings (loss) per share	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01	(0.01)	0.01
Adjusted EBITDA1	$213	$(545)	$4,101	$3,865	$(3,323)	$521	$3,800	$4,961

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements.  The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.

In the following discussion, quarterly results are discussed relative to the preceding quarter’s results.

In the second quarter of 2014, revenue increased due to an 18% increase in silver equivalent ounce metal sales.  Net loss increased significantly due to higher cost of sales in the period resulting in a $1.1 million increase to gross loss, and an increase in the foreign exchange loss, from a $3.8 million gain in the first quarter to a $2.8 million loss in the second quarter of 2014.  This was due primarily to the strengthening of the Canadian dollar against the Mexican peso, and was partially offset by a $1.1 million decrease in general and administrative (G&A) and exploration and evaluation (E&E) expenses and a reduction related to the non-recurring costs incurred in the first quarter which related to costs associated with the illegal occupation of the Guanajuato plant and administration facilities.

____________________________
1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
2 Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

In the first quarter of 2014, revenue decreased due to the decrease in metal production.  Net loss decreased significantly as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge.  Despite the improvement, net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profits due to lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices.  Net loss increased due primarily to the $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit.  These factors were partly offset by an increase in foreign exchange gains and decreases in G&A and E&E expenses.

Revenues increased in the third quarter of 2013 due to a sharp rise in silver and gold prices at the end of the quarter that resulted in a $0.9 million positive revaluation adjustment on shipments subject to final settlement.  (A $1.3-million negative revaluation adjustment was recorded in the previous quarter).  The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in G&A and E&E expenses of $1.2 million, offset by a foreign exchange loss of $3.5 million.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US $21.58 per ounce compared to US $29.71 per ounce) and similar declines in the price of gold.  The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in G&A and E&E expenses.

In the first quarter of 2013, the Company’s revenue decreased due to a decrease in metal sales on a silver equivalent ounce basis, primarily due to a significant shipment being in transit at the quarter end.  Net income increased primarily due to a $3.7 million increase in foreign exchange gain and a decrease in income tax expense of $1.5 million.

In the fourth quarter of 2012, revenue increased as a result of higher silver equivalent ounces sold.  The net loss was primarily due to a decrease in gross profit of $2.5 million and an increase in tax expense of $2.4 million.

In the third quarter of 2012, revenue increased as a result of higher average realized metal prices.  Net income increased primarily due to an increase in gross profit of $2.0 million and a decrease in income tax expense of $0.2 million, offset by a $0.9 million increase in G&A expenses.

RESULTS OF OPERATIONS

Three months ended June 30, 2014

Sales quantities by metal for the three months ended June 30, 2014 and 2013 are as follows:

	Q2 2014			Q2 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	235,409	145,893	381,302	259,770	147,017	406,787
Gold (ounces)	4,015	91	4,106	3,558	105	3,663
Lead (tonnes)	-	264	264	-	228	228
Zinc (tonnes)	-	279	279	-	314	314
Silver equivalent ounces	476,332	187,726	664,058	473,218	189,607	662,825

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Revenue related to contained metals in concentrates for the three months ended June 30, 2014 and 2013 are as follows:

(In CAD Thousands)	Q2 2014			Q2 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$5,317	$3,234	$8,551	$4,480	$2,731	$7,211
Gold revenue	5,713	119	5,832	4,313	135	4,448
Lead revenue	-	673	673	-	477	477
Zinc revenue	-	621	621	-	592	592
Ore processing revenue and other	-	168	168	-	177	177
Smelting and refining charges	(637)	(674)	(1,311)	(806)	(934)	(1,740)
Mining duty on metal sales	(49)	(20)	(69)	-	-	-
Total revenue	$10,344	$4,121	$14,465	$7,987	$3,178	$11,165

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the periods ended June 30, 2014 and 2013 are as follows:

	Q2 2014	Q2 2013
Silver (USD/oz)	$19.81	$21.58
Gold (USD/oz)	$1,287.96	$1,351.86
Lead (USD/lb)	$0.96	$0.94
Zinc (USD/lb)	$0.95	$0.85
USD/CAD	0.917	0.977
MXP/CAD	11.920	12.200

For the second quarter of 2014, the Company earned revenues of $14.5 million compared to $11.2 million for the same period of 2013, an increase of 30%.  Included in the second quarter of the current year is a $0.9 million positive revaluation adjustment on concentrate shipments that occurred in the prior quarter which were still subject to final settlement due mainly to higher closing silver and gold prices at the end of the second quarter of 2014 relative to those at the close of the first quarter of 2014.  The second quarter of the prior year included a negative revaluation adjustment of $1.3 million.  Excluding the impact of these revaluation adjustments, revenue increased by 9% compared to the second quarter of the prior year.  The increase is primarily the result of a 6% appreciation of the US dollar against the Canadian dollar (which positively impacts CAD-denominated metal prices), a reduction in smelting and refining charges and a slight increase in metal sales on a silver equivalent ounce basis.

Compared to the first quarter of 2014, revenues increased 12%, primarily due to an 18% increase in metal sales on a silver equivalent ounce basis (with gold ounces alone increasing 42%) combined with a reduction in smelting and refining charges.  Average metal prices remained relatively unchanged quarter over quarter.

Guanajuato revenues increased 30% compared to the second quarter of 2013 due to a 13% increase in gold ounces sold, favourable movement in foreign exchange rates, and a reduction in smelting and refining charges.  In addition, there was a significant negative revaluation adjustment for Guanajuato concentrate sales in the prior-year quarter which contributed to the lower revenues compared to the second quarter of 2014.  Revenues at Topia also increased 30% due to the appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars by 6%, a 41% increase in lead revenues due primarily to an increase in tonnes sold, and a reduction in smelting and refining charges.  Similar to Guanajuato, there was a negative revaluation adjustment for Topia concentrate sales in the second quarter of 2013.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Guanajuato revenues increased 21% compared to the first quarter of 2014 due to higher metal production and metal sales.  In contrast, revenues for Topia decreased 5% compared to the first quarter of 2014 due a decrease in metal production which resulted in a corresponding 2% decrease in silver ounces sold and a 20% decrease in gold ounces sold, partially offset by a 9% increase in lead tonnes sold.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q2 2014	Q2 2013	% Change	Q1 2014	% Change
Revenue	$14,465	$11,165	30%	$12,880	12%
Cost of sales:
Production costs (cost of sales before non-cash items)1	12,038	11,392	6%	9,609	25%
Amortization and depletion	3,911	3,458	13%	3,634	8%
Share-based payments	44	157	-72%	55	-20%
Total cost of sales	15,994	15,007	7%	13,298	20%
Gross (loss)	$(1,529)	$(3,842)	-60%	$(418)	266%
Gross (loss) %	(11%)	(34%)		(3%)
Add:
Amortization and depletion	$3,911	$3,458	13%	$3,634	8%
Share-based payments	44	157	-72%	55	-20%
Gross profit (loss) before non-cash items1	$2,426	$(227)	-1,169%	$3,271	-26%
Gross profit (loss) before non-cash items %	17%	(2%)		25%

Cost of sales before non-cash items increased by 6% compared to the second quarter of 2013 due primarily to an increase in unit production costs and the slight increase in sales volume on a silver equivalent ounce basis.  Cash cost decreased despite the increase in unit production costs due to the appreciation of the US dollar, a reduction of smelting and refining charges which are accounted for in revenue, and an increase in by-product credits.

The 25% increase in cost of sales before non-cash items compared to the first quarter of 2014 is primarily a function of the 18% increase in metal sales on a silver equivalent ounce basis.  A 6% increase in unit production costs is also a factor.

Gross profit before non-cash items increased to $2.4 million in the second quarter of 2014 compared to a loss of $0.2 million in the second quarter of 2013, primarily as a result of the 30% increase in revenues, but was partially offset by the 6% increase in cost of sales before non-cash items.

Gross profit before non-cash items decreased 26% in the second quarter of 2014 compared to the prior-year quarter primarily due to the 25% increase in cost of sales before non-cash items note above, which was partially offset by the 12% increase in revenues.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased from $3.5 million in the second quarter 2013 to $3.9 million in the second quarter 2014.  This was due to a reduction of the Measured and Indicated resource at Guanajuato, based on the updated NI 43-101 Resource report issued in December 2013, and the marginal increase in sales on a silver equivalent ounce basis. The reduction of the resource estimate has the effect of shortening the amortization period and therefore increasing the amortization expense per unit produced and sold.

_____________________________
1The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Amortization and depletion relating to cost of sales increased 8% compared to the first quarter of 2014 primarily due to an increase in metal sales on an Ag eq oz basis.

Gross loss decreased to $1.5 million in the second quarter of 2014 compared to a gross loss of
$3.8 million in the second quarter of 2013, primarily due to the increase in revenues of $3.3 million.  The impact of the increase in revenue was partially offset by an increase in cost of sales by $1.0 million as a result of factors discussed above.

(in CAD thousands)	Q2 2014	Q2 2013	% Change	Q1 2014	% Change
General & administrative (G&A) expenses	$1,854	$2,495	-26%	$1,697	9%
Exploration & evaluation (E&E) expenses	535	953	-44%	1,617	-66%
Finance and other (income) expense	2,768	(50)	5,536%	(3,156)	-188%
Income tax expense (recovery)	(2,194)	(2,116)	4%	26	nm
Net income (loss) for the period	$(4,492)	$(5,124)	-12%	$(602)	-646%

General and administrative (“G&A”) expenses were $1.9 million for the second quarter of 2014 compared to $2.5 million for the same period in 2013.  The decrease reflects the impact of cost reductions initiated late in the second quarter of 2013, and severance costs incurred in the second quarter of 2013.

The increase in G&A expenses compared to the first quarter of 2014 primarily reflects the write-off of $0.2 million in Mexican VAT refunds during the period.

Exploration and evaluation (“E&E”) expenses were $0.5 million for the second quarter of 2014 compared to $1.0 million for the same period in 2013.  The decrease is primarily due to a $0.4 million reduction in consulting and contractor fees related to the surface drill program at El Horcon in 2013, partially offset by of $0.1 million expenditures related to San Ignacio development in 2014.  San Ignacio development expenditures were expensed as they did not meet the criteria for capitalization under IFRS.  The Company made the decision to begin development based on internal economic assessments and production of development ore began in the first quarter of 2014.

Finance and other expense was $2.8 million for the second quarter of 2014, compared to $0.1 million of income for the same period in 2013.  The increase in expense is primarily attributed to a $2.7 million increase in foreign exchange losses resulting from the weakening of the Mexican peso and US dollar compared to the Canadian dollar.  Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The decrease in finance and other income compared to the first quarter of 2014 is due to a foreign currency loss of $2.8 million recognized in the second quarter of 2014, compared to a foreign currency gain of $3.8 million in the first quarter of 2014.  The large swings in the foreign currency gains and losses are primarily a function of the unrealized gains and losses on the large loan receivable balance from the Company’s Mexican subsidiary.

The Company recorded an income tax recovery of $2.2 million for the second quarter of 2014 compared to $2.1 million in the second quarter of 2013, an increase of 4%.  The income tax recovery comprised $0.2 million recovery of special mining duties due to the year-to-date losses incurred, $0.2 million in current income tax expense, and a $2.2 million deferred tax recovery.  The net recovery realized during the second quarter of 2014 relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

The net loss for the second quarter of 2014 was $4.5 million compared to net loss of $5.1 million in the comparative quarter of 2013.  The decrease in net loss is attributable to the $2.3 million increase in gross profit, the $0.6 million reduction in G&A expenses, and the $0.4 million reduction in E&E expenses.  These were partially offset by the $2.7 million increase in foreign exchange losses.

The increase in net loss of $3.9 million compared to the first quarter of 2014 is attributable to the $5.9-million increase in finance and other expenses (primarily foreign exchange losses), the $1.1 million decrease in gross profit, and the $0.2 million increase in G&A expenses.  These were partially offset by the $1.1 million reduction in E&E expenses and a $2.2 million increase in the net tax recovery.

Adjusted EBITDA was $0.2 million for the second quarter of 2014, compared to adjusted EBITDA of negative $3.3 million for the same period in 2013.  The increase in EBITDA primarily reflects the $2.3 million improvement in gross profit as well as lower G&A and E&E expenses.

Adjusted EBITDA was $0.2 million for the second quarter of 2014, compared to adjusted EBITDA of negative $0.5 million for the first quarter of 2014.  The improvement quarter over quarter is due to reduction in E&E expenses and the losses associated with the illegal occupation of the Guanajuato facilities incurred in the first quarter.  These improvements were partially offset by lower gross profit and higher G&A expenses.

Six months ended June 30, 2014

Sales quantities by metal for the six months ended June 30, 2014 and 2013 are as follows:

	Six months ended June 30, 2014			Six months ended June 30, 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	437,828	295,761	733,589	461,540	285,121	746,661
Gold (ounces)	6,805	188	6,993	5,546	231	5,777
Lead (tonnes)	-	575	575	-	493	493
Zinc (tonnes)	-	550	550	-	645	645
Silver equivalent ounces	846,128	382,373	1,228,501	794,293	375,169	1,169,462

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Revenue related to contained metals in concentrates for the six months ended June 30, 2014 and 2013 are as follows:

(in CAD thousands)	Six months ended June 30, 2014			Six months ended June 30, 2013
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$10,314	$6,618	$16,932	$9,783	$6,817	$16,600
Gold revenue	9,740	267	10,007	7,486	334	7,820
Lead revenue	-	1,371	1,371	-	1,051	1,051
Zinc revenue	-	1,239	1,239	-	1,231	1,231
Ore processing revenue and other	-	425	425	-	322	322
Smelting and refining charges	(1,099)	(1,404)	(2,503)	(1,327)	(1,893)	(3,220)
Mining duty on metal sales	(87)	(39)	(126)	-	-	-
Total revenue	$18,868	$8,477	$27,345	$15,942	$7,862	$23,804

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and the Mexican peso for the periods ended June 30, 2014 and 2013 are as follows:

	Six months ended June 30, 2014	Six months ended June 30, 2013
Silver (USD/oz)	$20.01	$25.27
Gold (USD/oz)	$1,291.50	$1,447.93
Lead (USD/lb)	$0.96	$1.00
Zinc (USD/lb)	$0.93	$0.89
USD/CAD	0.912	0.984
MXP/CAD	11.960	12.363

For the six months ended June 30, 2014, the Company earned revenues of $27.3 million, compared to $23.8 million for the same period in 2013, an increase of 15%.  Included in the current-year period is a $0.8 million positive revaluation adjustment on concentrate shipments that were still subject to final settlement, whereas the prior-year period included a negative revaluation adjustment of $0.4 million.  Excluding the impact of these revaluation adjustments, revenue increased by 9%.  This increase is a result of a 5% increase in metal sales on a silver equivalent ounce basis and the 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars.  These factors were partially offset by a decrease in average realized silver prices (US $20.01 compared to US $25.64) and average realized gold prices (US $1,291.50 compared to US $1,484.75).

The increase in Guanajuato revenue was due to a 7% increase in silver equivalent ounces sold and favourable foreign exchange movements, which offset the decline in average realized silver price.  Revenues at Topia increased primarily due to the 2% increase in silver equivalent ounces sold and favourable foreign exchange movements.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change
Revenue	$27,345	$23,804	15%
Cost of sales:
Production costs (cost of sales before non-cash items)1	21,647	20,925	3%
Amortization and depletion	7,545	6,173	22%
Share-based payments	100	236	-58%
Total cost of sales	29,292	27,334	7%
Gross profit (loss)	$(1,947)	$(3,530)	-45%
Gross profit (loss) %	(7)%	(15)%
Add:
Amortization and depletion	7,545	6,173	22%
Share-based payments	100	237	-58%
Gross profit before non-cash items1	$5,698	$2,880	98%
Gross profit before non-cash items %	21%	12%

Cost of sales before non-cash items increased 3% to $21.6 million for the six months ended June 30, 2014, compared to $20.9 million in the same period of 2013 due to the increase in sales volume on a silver equivalent ounce basis, but was partially offset by a decrease in unit production costs when compared to the prior year.  Prior-year costs were negatively impacted by operational challenges at Guanajuato, particularly in the first quarter of 2013.

Gross profit before non-cash items increased as a result of an increase in metal sales on a silver equivalent ounce basis and the decrease in unit production costs.  Both factors offset the impact of lower realized metal prices.

Amortization and depletion increased due to a reduction of the Measured and Indicated resource at Guanajuato, based on the updated NI 43-101 Resource report issued in December 2013, and the increase in sales on a silver equivalent ounce basis.  The reduction of the resource has the effect of shortening the amortization period and therefore increasing the amortization expense per unit produced and sold.

For the first half of 2014, gross loss decreased to $1.9 million compared to a gross loss of $3.5 million in prior-year period, primarily due to the increase in revenues of $3.5 million.  The impact of the increase in revenue was partially offset by an increase in amortization and depletion by $1.4 million and an increase cost of sales by $0.7 million, as a result of factors discussed above.

(in CAD thousands)	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change
General & administrative (G&A) expenses	$3,551	$4,529	-22%
Exploration & evaluation (E&E) expenses	2,151	1,595	35%
Finance and other (income)	(389)	(4,449)	9%
Income tax expense (recovery)	(2,166)	1,357	60%
Net (loss) for the period	$(5,094)	$(3,848)	32%

___________________________________________________
1The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

G&A expenses decreased $1.0 million which reflects the impact of cost reductions initiated late in the second quarter of 2013, and severance costs incurred in the second quarter of 2013.

E&E expenses increased $0.6 million primarily due to the addition of San Ignacio development expenditures of $1.3 million.  This was partly offset by a reduction in consulting and contractor fees in the amount of $0.5 million primarily related to the surface drill program at El Horcon in 2013.  The Company made the decision to begin development based on internal economic assessments and began development late in 2013.  Development expenditures for San Ignacio were expensed as the project did not meet the criteria for capitalization under IFRS.

Finance and other income decreased $4.1 million which was primarily attributed to a $3.2 million decrease in foreign exchange gains and $0.7 million in losses and expenditures associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014.  Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

Net income tax recovery increased $0.8 million during the first six months of 2014, to a $2.2 million net recovery from a $1.4 million net recovery in the first half of 2013.  The net recovery realized during the first half of 2014 relates to significant pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the first six months of 2014 was $5.1 million, compared to a net loss of $3.8 million for the same period in 2013.  The increase in net loss is due to the $0.6 million increase in E&E expenses and a $4.0 million increase in other expense primarily related to foreign exchange.  These factors were offset by a $1.6 million improvement in gross loss, a $1.0 million reduction in G&A expenses and a $0.8-million increase in income tax recovery.

Adjusted EBITDA was negative $0.3 million for the first six months of 2014, compared to adjusted EBITDA of negative $2.8 million for the prior-year period.  The increase is due to the improvement in gross loss and a reduction in G&A expenses.  These improvements were partially offset by higher E&E expenses and the losses associated with the illegal occupation of the Guanajuato facilities.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

OUTLOOK

The second quarter reflected the impact of resuming normal operations at Guanajuato after the illegal occupation in March and continued grade challenges at the mine, some of which were associated with preparation necessary to return the higher grade zones to normal operation.  The Company expects operations to improve at Guanajuato and production at San Ignacio to continue to ramp up as new stopes are brought into production.  While every effort will be made to make up for the lower than expected production in the first two quarters, the Company feels that it is prudent to slightly lower the production guidance for the year to 3.0 – 3.1 million silver equivalent ounces.  Based on this guidance, the Company will still show production growth on a year-over-year basis.

2014 Production and cash cost guidance	YTD June 30, 2014	2013 Actual	2014 Guidance Range	2014 Revised Guidance
Total silver equivalent ounces	1,386,143	2,840,844	3,100,000 – 3,200,000	3,000,000 – 3,100,000
Cash cost per silver payable ounce (USD)1	$14.15	$13.45	$11.00 – $ 12.00	$12.00 – $13.00
AIC (USD)1	$26.34	$27.44	$20.00 – $ 21.00	$22.00 – $24.00
AISC (USD)1	$24.41	$26.26	$17.50 – $ 19.50	$21.00 – $23.00

Although the Company expects cash cost to decline in the second half of the year, cash cost guidance is being increased slightly to US $12.00 – 13.00 per silver payable ounce as the expected decrease in cash cost in the second half is not anticipated to completely make up for the higher than expected cash cost in the first half of 2014.  Accordingly, guidance for AISC and AIC is also being adjusted as shown in the table above.

The Company expects to be at the lower end of its previous guidance of $10 to $13 million for capital expenditures.  Capital expenditures during the second half of 2014 will focus on continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata shaft at Guanajuato, and the acquisition of new mining and plant equipment to drive efficiencies and reduce production costs in the future.

The Company’s drilling plans for 2014 remain unchanged at approximately 16,500 metres of exploration drilling to further define resources, look for vein extensions, and test new targets.  Planned drilling for the year consists of 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.  Year to date, 6,960 metres of exploration drilling has been completed, comprising 5,923 metres at Guanajuato and 1,037 metres at Topia.  There has been no exploration to date in 2014 at San Ignacio.

________________________________
1 “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures.  Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost per silver payable ounce, all-in sustaining cost (“AISC”), all-in cost (“AIC”), gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section.  The Company employs these measures internally to measure its operating and financial performance and to assist in business decision-making.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance.  As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, its use of these measures may not be directly comparable to similarly titled measures used by others.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash cost per silver payable ounce

The Company uses the non-IFRS measure of cash cost per silver payable ounce to manage and evaluate operating performance at each of its mines.  It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Cash costs, net of by-product revenues, are calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals, which include gold at Guanajuato, including San Ignacio, and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

Management of the Company believes that the Company’s ability to control the cash cost per silver payable ounce is one of its key performance indicators of results of operations.  Having low cash cost per silver payable ounce facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.  The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process.  Accordingly, gold, zinc and lead produced from operations are considered by-products.  As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis.  When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver payable ounce and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided below.  A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Reconciliation of cash cost per silver payable ounce

For the three months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013
CAD production costs	$8,731	$8,110	$3,308	$3,299	$12,039	$11,409
Smelting and refining	637	806	674	934	1,311	1,740
Cost of custom milling	-	-	(63)	(70)	(63)	(70)
CAD cash operating costs	$9,368	$8,916	$3,919	$4,163	$13,287	$13,079
CAD gross by-product revenue1
Gold by-product revenue	(5,713)	(4,313)	(119)	(135)	(5,832)	(4,448)
Zinc by-product revenue	-	-	(673)	(592)	(673)	(592)
Lead by-product revenue	-	-	(621)	(477)	(621)	(477)
CAD cash operating costs net of by-product revenue	$3,655	$4,603	$2,506	$2,959	$6,161	$7,562
USD cash operating costs net of by-product revenue	$3,363	$4,487	$2,300	$2,891	$5,663	$7,378
Silver payable ounces sold	235,409	259,770	145,893	147,017	381,302	406,787
Cash cost per silver payable ounce net of by-product revenues (USD)	$14.29	$17.26	$15.76	$19.67	$14.85	$18.14

For the six months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30 2013	June 30, 2014	June 30, 2013
CAD production costs	$14,996	$14,283	$6,654	$6,659	$21,650	$20,942
Smelting and refining	1,098	1,327	1,404	1,893	2,502	3,220
Cost of custom milling	-	-	(160)	(119)	(160)	(119)
CAD cash operating costs	$16,094	$15,610	$7,898	$8,433	$23,992	$24,043
CAD gross by-product revenue1
Gold by-product revenue	(9,740)	(7,486)	(267)	(334)	(10,007)	(7,820)
Zinc by-product revenue	-	-	(1,371)	(1,231)	(1,371)	(1,231)
Lead by-product revenue	-	-	(1,239)	(1,051)	(1,239)	(1,051)
CAD cash operating costs net of by-product revenue	$6,354	$8,124	$5,021	$5,817	$11,375	$13,941
USD cash operating costs net of by-product revenue	$5,805	$7,975	$4,577	$5,725	$10,382	$13,700
Silver payable ounces sold	437,829	461,540	295,760	285,121	733,589	746,661
Cash cost per silver payable ounce net of by-product revenues (USD)	$13.26	$17.28	$15.47	$20.09	$14.15	$18.35

All-in cost and all-in sustaining cost

AIC and AISC are non-IFRS measures and have been calculated based on World Gold Council (“WGC”) guidance released in 2013.  The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements.  The Company believes that the disclosure of these measures provides broader measures of the cost of producing an ounce of silver at its operations as these include capital expenditures, general and administration costs, and other costs not commonly included in the cost of production.

_________________________________
1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

AIC starts with cash cost net of by-product revenues and adds (i) general and administration expenditures inclusive of share-based payments, (ii) accretion of reclamation and remediation costs, (iii) exploration and evaluation expenses, (iv) sustaining and non-sustaining mine development costs and (v) capital expenditures related to both sustaining and non-sustaining activities.  Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in a material increase in the life of assets, future earnings, or improvements in recovery or grade, as well as those costs required to improve or enhance assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine.Non-sustaining expenditures are those costs which are expected to materially increase the life of assets, resources or reserves, materially increase earnings, increase productive capacity or output or significantly improve recoveries and grade.

The following table reconciles cash operating costs net of by-product revenue to AIC for the three months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013
CAD Cash operating costs net of by-product revenue	$3,655	$4,602	$2,505	$2,959	$6,161	$7,561
General and administrative costs	1,185	1,280	653	594	1,839	1,874
Accretion of reclamation and remediation costs	13	5	25	7	38	11
Exploration and evaluation costs	584	1,736	217	385	801	2,121
Mine development costs	979	1,573	172	102	1,151	1,675
Capital costs	345	832	104	169	449	1,002
CAD All-in costs	$6,762	$10,028	$3,677	$4,216	$10,439	$14,244
USD All-in costs	$6,206	$9,789	$3,374	$4,121	$9,580	$13,910
Silver payable ounces sold	235,409	259,770	145,893	147,017	381,302	406,787
USD AIC per silver payable ounce	$26.36	$37.68	$23.13	$28.03	$25.12	$34.20

The following table reconciles cash operating costs net of by-product revenue to AIC for the six months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
CAD Cash operating costs net of by-product revenue	$6,354	$8,124	$5,019	$5,817	$11,373	$13,941
General and administrative costs	2,216	2,649	1,308	1,301	3,523	3,950
Accretion of reclamation and remediation costs	27	9	49	13	76	22
Exploration and evaluation costs	2,399	2,934	475	663	2,874	3,597
Mine development costs	1,784	3,481	326	341	2,111	3,822
Capital costs	1,032	1,562	206	242	1,238	1,804
CAD All-in costs	$13,813	$18,759	$7,383	$8,377	$21,195	$27,136
USD All-in costs	$12,592	$18,440	$6,732	$8,246	$19,324	$26,686
Silver payable ounces sold	437,829	461,540	295,760	285,121	733,589	746,661
USD AIC per silver payable ounce	$28.76	$39.95	$22.76	$28.92	$26.34	$35.74

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

AlSC starts with AIC and deducts exploration and evaluation costs and non-sustaining capital expenses.  Certain other cash expenses, amortization and depletion, tax payments, dividends and financing costs are not included in either AIC or AISC, per the WGC guidance.

Management believes that the AIC measure represents the aggregate costs of producing silver from current operations and also includes those costs currently being incurred to develop new operations which will ultimately grow and develop the Company.  The above costs can be reconciled to the Company’s condensed interim consolidated financial statements at June 30, 2014 as follows:

•	General and administrative costs, including share-based payments, from the statement of comprehensive income;
•	Accretion from the statement of comprehensive income included in other income (expense);
•	Exploration and evaluation expenses from the statement of comprehensive income;
•	Mine development and capital costs included within mineral properties, plant and equipment additions on the statement of financial position.

The following table reconciles AIC to AISC for the three months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Q2 2014	Q2 2013
CAD All-in costs	$6,762	$10,028	$3,677	$4,216	$10,439	$14,244
Exploration and evaluation expenses	(170)	(662)	-	-	(170)	(662)
CAD All-in sustaining costs	$6,592	$9,366	$3,677	$4,216	$10,268	$13,582
USD All-in sustaining costs	$6,057	$9,143	$3,374	$4,121	$9,431	$13,263
Silver payable ounces sold	235,409	259,770	145,893	147,017	381,302	406,787
USD AISC per silver payable ounce	$25.73	$35.20	$23.13	$28.03	$24.73	$32.61

The following table reconciles AIC to AISC for the six months ended June 30, 2014:

(in thousands, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
CAD All-in costs	$13,813	$18,759	$7,383	$8,377	$21,195	$27,135
Exploration and evaluation expenses	(1,568)	(917)	-	-	(1,568)	(917)
CAD All-in sustaining costs	$12,245	$17,841	$7,383	$8,377	$19,627	$26,218
USD All-in sustaining costs	$11,176	$17,538	$6,732	$8,245	$17,908	$25,784
Silver payable ounces sold	437,829	461,540	295,760	285,121	733,589	746,661
USD AISC per silver payable ounce	$25.53	$38.00	$22.76	$28.92	$24.41	$34.53

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property are non-sustaining as are any expenses incurred in respect of the Company’s El Horcon and Santa Rosa exploration projects.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the three and six months ended June 30, 2014 and 2013 to the unaudited condensed interim consolidated financial statements:

(in CAD thousands)	Q2 2014	Q2 2013	Six months ended June 30, 2014	Six months ended June 30, 2013
Loss for the period	$(4,493)	$(5,124)	$(5,095)	$(3,848)
(Recovery) for income taxes	(2,194)	(2,116)	(2,167)	(1,357)
Interest income	(64)	(104)	(146)	(190)
Interest expense	38	14	76	22
Amortization and depletion of mineral properties, plant and equipment	3,989	3,547	7,706	6,299
EBITDA	(2,724)	(3,783)	374	926
Foreign exchange loss/(gain)	2,836	135	(937)	(4,159)
Share-based payments	99	325	230	430
Adjusted EBITDA	$213	$(3,323)	$(332)	$(2,803)

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis.  These measures are provided in order to better assess the cash generation ability of the Company’s operations, before general and administrative expenses and exploration and evaluation expenses.  A reconciliation of gross profit and cost of sales before non-cash items is provided in the table found in the “Results of Operations” section.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

(in CAD thousands)	June 30, 2014	December 31, 2013	June 30, 2013
Cash and cash equivalents	$18,045	$21,760	$21,329
Short term investments	26	18	13
	$18,071	$21,778	$21,342
Net working capital	$34,241	$38,223	$35,140

At June 30, 2014, the Company had cash and cash equivalents of $18.0 million compared to $21.8 million at December 31, 2013.  Cash decreased by $3.7 million from the end of 2013 primarily due to $4.2 million of expenditures on capital equipment, mine development and capitalized exploration activities and a $0.4 million increase in non-cash working capital items.  These factors were partially offset by $0.3 million of cash generated from operating activities (before non-cash working capital changes), $0.4 million in proceeds from the exercise of options and $0.1 million related to favourable foreign currency translation on US dollar and Mexican peso cash deposits.

Operating activities

In the three months ended June 30, 2014, cash flow used in operating activities was $1.3 million compared to $0.8 million in the three months ended June 30, 2013.  The second quarter of 2014 benefited from a $2.7 million increase in gross profit before non-cash items, a $0.5 million reduction in G&A expenses and a $0.4 million decrease in E&E expenses.  However, these improvements were more than offset by a $3.8 million reduction in non-cash working capital and a $0.5 million increase in realized foreign exchange losses.

For the six months ended June 30, 2014, cash flow used in operating activities was $0.1 million compared to cash flows provided by operating activities of $2.7 million for the six months ended June 30, 2013.  The period had a $2.8 million increase in gross profit before non-cash items, a $0.9-million reduction in G&A expenses, a $0.5 million decrease in E&E expenses and a $0.1 million increase in realized foreign exchange gains.  However, these improvements were more than offset by a $6.4 million reduction in non-cash working capital and a $0.8 million increase in other expenses that primarily related to the illegal occupation at Guanajuato in March 2014.

Investing activities

For the quarter ended June 30, 2014, the Company had net cash outflows related to investing activities of $2.0 million, compared to net cash inflows related to investing activities of $1.2 million for the quarter ended June 30, 2013.  The prior-year quarter includes $5.1 million in proceeds on the disposal of short-term investments.  Excluding these proceeds, the Company had cash outflows relating to investing activities of $3.8 million for the quarter ended June 30, 2013.  The decrease in investing activities was primarily related to the planned reductions of expenditures on mineral properties, plant and equipment.

For the six months ended June 30, 2014, the Company had net cash outflows from investing activities of $4.2 million compared to net cash outflows of $2.7 million in the comparative period.  Excluding the proceeds on the disposal of short-term investments received, there was a decrease in investing activities primarily related to the planned reduction of expenditures on mineral properties, plant and equipment during 2014.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

Financing activities

Cash flows provided by financing activities were $0.2 million for the quarter ended June 30, 2014, compared to $0.1 million for the quarter ended June 30, 2013.  The increase was entirely related to proceeds received from the exercise of stock options during the second quarter of 2014.

Cash flows provided by financing activities were $0.4 million for the six months ended June 30, 2014, compared to $0.1 million for the six months ended June 30, 2013.  The increase was entirely related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

In the second quarter of 2014, cash flows from operating activities were negative and, combined with ongoing capital expenditures, contributed to a decline in cash as noted.  Net cash inflows from operating activities for the first half of 2014 were also not sufficient to fund investing activities.  However, the Company maintained a positive net working capital position of $34.2 million at June 30, 2014.

The Company has no debt, other than trade and other payables, and no short-term credit facilities.  The Company believes that its capital resources are sufficient to continue its operating, development and exploration plans throughout 2014.  However, the Company may determine access to additional capital  as opportunities for financing present themselves, in order to position the Company for additional expansion or development plans, or undertake an acquisition.

The Company now expects to be at the lower end of its guidance of $10 to 13 million for capital expenditures.  For the remainder of 2014, these investments include continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata shaft at Guanajuato, and the acquisition of new mining and plant equipment.  The Company’s operating cash flows are very sensitive to the price of silver and gold, and capital spending plans may be adjusted in response to fluctuations in cash flow.

Commitments

As of June 30, 2014, the Company had the following commitments:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$653	$457	$178	$18
Drilling services	941	941	-	-
Equipment purchases with third party vendors	255	255	-	-
Total commitments	$1,849	$1,653	$178	$18

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

TRANSACTIONS WITH RELATED PARTIES

As at June 30, 2014, $28,000 (December 31, 2013 - $28,000) was payable to Platoro Resource Corp. (“Platoro”), a company controlled by Mr. Archer, for consulting fees.  Consulting fees of $84,000 (2013 - $117,000) were paid to Platoro for the three months ended June 30, 2014, and $209,000 (2013 - $250,000) for the six months ended June 30, 2014, with respect to remuneration for services provided to the Company as its president and CEO.  Termination and change of control provisions are also provided for in the agreement with Platoro.

The Company’s directors received director fees of $65,000 (2013 - $48,000) for the three months ended June 30, 2014, and $129,000 (2013 - $92,000) for the six months ended June 30, 2014, for their attendance at board and committee meetings, and the services they provided as directors.

An amount of $44,000 (December 31, 2013 - $8,000) due from Cangold Limited, a company with directors in common, was included in trade and other receivables.

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2013 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  The Company identified the following areas where revisions to estimates and assumptions have been made.

Useful lives of mineral properties, plant and equipment

Effective January 1, 2014, the Company applied a change in estimate to the units of production method for the amortization and depletion of its Guanajuato mineral property assets.  The change in estimate is based on the consumption of the mines’ Measured and Indicated Resource base as at December 31, 2013 and applied prospectively under the requirements of IFRS.  The remaining assets at the Guanajuato mine are amortized over their respective useful lives.  The Guanajuato mineral property asset was previously depleted based on its estimated remaining life and management believes that the change to units of production is a more appropriate reflection of the planned mining activity going forwards into 2014.

The terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council.  The Guanajuato Mine Complex’s mineral properties are depleted using the units-of-production method over 100% of the mine’s estimated Measured and Indicated Resources.  The Company believes the use of M&I Resources as the depletion base is appropriate since historical results support that the majority of Guanajuato’s production is from M&I resources.  Inferred Resources or mineralized material outside the Mineral Resource are not included in the depletion base.  There is no risk-weighting involved in the inclusion of resources in the depletion base.

Carrying out drill programs for NI 43-101 purposes has proved challenging and costly due to the nature of the Guanajuato Mine Complex, which is spread out over 4 km in distance over the 5 zones, and the Company has not yet established Proven and Probable Reserves for the complex.

Additional mine development costs are capitalized as part of mineral properties if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future.  A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.  Therefore, prior to capitalizing such costs, management determines that the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.
The Company estimates the remaining life of its Topia mineral property using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of the asset, and for forecasting the timing of the payment of reclamation and remediation costs.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties and the Measured and Indicated Resource base.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

•  IAS 32 Financial Instruments: Presentation
•  IFRIC 21 Levies
•  IAS 36 Impairment of assets

IAS 32 Financial Instruments: Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 Levies: In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s condensed interim consolidated financial statements.

IAS 36: Impairment of assets: In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable.  The amendment to IAS 36 does not have impact to the Company’s condensed interim consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at June 30, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$18,045	Carrying value	Concentration, credit, currency, interest rate
Marketable securities (1)	$26	Fair value through other comprehensive income	Exchange
Embedded derivatives	$657	Fair value through profit and loss	Commodity price
Trade and other receivables	$12,874	Fair value / Carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$4,963	Carrying value	Currency, liquidity
(1) Classified as short-term investments in the Company’s statement of financial position

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks from financial instruments.  Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 23 of the annual audited consolidated financial statements for the year ended December 31, 2013.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 139,192,708 common shares issued and 9,486,191 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.  During the six months ended June 30, 2014, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

 GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  Management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2014.  There have been no changes in the Company’s disclosure controls and procedures during the six months ended June 30, 2014 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.  Based on this evaluation, management has concluded that the Company’s disclosure controls and procedures were effective as at June 30, 2014.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash-flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Plans and targets for exploration and development drilling in 2014 and beyond for each of the Company’s properties

•	Expectations of the Company’s silver equivalent ounce production 2014 (“production guidance”)

•	Guidance for cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce and all-in cost per silver payable ounce for 2014 (“cash cost guidance”)

•	Expectations that cash flow from operations along with current working capital will be sufficient to fund capital investment and development programs for 2014

•	Expectations for grade variability or improvement in grades at the Company’s mines

•	Capital expenditure forecasts for 2014

•	Expected cash flows from operations for 2014

•	Expectations of improvements at the Guanajuato and Topia processing plants that will provide improved operational efficiencies

•	Expectation that the Cata shaft renovation and increase in capacity will positively impact operating efficiency

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

•
Expectations that the use of existing equipment and proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio and positively impact site production and cash cost

•	Expectations on the completion of San Ignacio drill program scheduled in the second half of 2014 and the subsequent release of an updated mineral resource estimate

•
Expectation for further reductions to the number of operating mines at Topia, and that production at the remaining mines will be increased in order to maintain overall production levels and improve operational efficiency

•	Expectations on increased throughput, and improved efficiencies and recoveries due to the new cone crusher installed at the Topia plant

•	Expectations that the Topia tailings dam study will be completed in 2014

•	Expectation that tax reforms in Mexico will have a significant impact on the Company’s financial results in 2014

•	Expectations to reinstate certain claims at the El Horcon Project; and expectation to perform exploration drilling at the El Horcon project should the current metal price environment improve

•	Improvements in safety due to implementation of additional procedures to prevent recurring accidents at any of our operations

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A.  The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.  Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.  It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States.  The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED
Management’s Discussion & Analysis